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THIS DOCUMENT IS A COPY OF THE SCHEDULE 13E-4 FILED ON SEPTEMBER 1, 1999
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1999
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                   FIRST COMMONWEALTH FINANCIAL CORPORATION
                               (Name of issuer)

                   FIRST COMMONWEALTH FINANCIAL CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   319829107
                     (CUSIP Number of Class of Securities)

                           David R. Tomb, Jr., Esq.
                Senior Vice President, Secretary and Treasurer
                   First Commonwealth Financial Corporation
                             Old Courthouse Square
                             22 North Sixth Street
                               Indiana, PA 15701
                                (724) 349-7220
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:
                          Robert M. Jones, Jr., Esq.
                          Drinker Biddle & Reath LLP
                         Eighteenth and Cherry Streets
                            Philadelphia, PA 19103
                                (215) 988-2700
                                 ------------

                                August 31, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)
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                           CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*              AMOUNT OF FILING FEE*
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                $52,000,000                          $10,400
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* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,000,000 shares at the maximum tender offer price of $26.00 per share. The filing fee was calculated at the rate of 1/50th of 1% of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 ------------

          Amount Previously Paid: N/A               Filing Party: N/A

          Form or Registration No.: N/A             Date Filed: N/A
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ITEM 1. SECURITY AND ISSUER.

(a) The issuer of the securities to which this Schedule 13E-4 relates is First Commonwealth Financial Corporation, a Pennsylvania corporation (the "Company"), and the address of its principal executive office, and its mailing address, is Old Courthouse Square, 22 North Sixth Street, Indiana, PA 15701.

(b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 2,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $1.00 par value per share (the "Shares"), of which 30,991,646 Shares were outstanding as of August 18, 1999, at prices of not less than $23.00 nor in excess of $26.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, and incorporated herein by reference. Employees, officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. The information set forth in "Introduction," "Section 1--Number of Shares; Proration" and "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Introduction" and "Section 7--Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(j) The information set forth in "Introduction," "Section 8--Purpose of the Offer; Certain Effects of the Offer," "Section 10--Source and Amount of Funds," "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Section 12--Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "Section 11--Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Schedule A" of the Offer to Purchase is incorporated herein by reference.

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ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE ISSUER'S SECURITIES.

The information set forth in "Introduction," "Section 8--Purpose of the Offer; Certain Effects of the Offer" "Section 10--Source and Amount of Funds," and "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

The information set forth in "Introduction" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL CONDITION.

(a)-(b) The information set forth in "Section 9--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

(a) Not applicable.

(b) The information set forth in "Section 13--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Section 12--Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

(e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)Form of Offer to Purchase, dated August 31, 1999.

(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(3) Form of Notice of Guaranteed Delivery.

(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees (including the Instruction Form).

(6) Form of Letter to Shareholders of the Company, dated August 31, 1999, from Joseph E. O'Dell, President and Chief Executive Officer of the Company.

(7) Form of Letter to Participants in ESOP of First Commonwealth Financial Corporation (including Director Form, Instructions and Question and Answer Brochure).

(8) Form of Letter to Participants in 401(k) Retirement Savings & Investment Plan of First Commonwealth Financial Corporation (including Director Form, Instructions and Question and Answer Brochure).

(9) Form of Notice to Participants in First Commonwealth Financial Corporation Employee Stock Ownership Plan and 401(k) Retirement Savings & Investment Plan.

(10) Form of Question and Answer Brochure.

(11) Text of Press Release issued by the Company, dated July 13, 1999.

(12) Text of Press Release issued by the Company, dated August 31, 1999.

(13) Text of Press Announcement to be published in local and regional newspapers on August 31, 1999.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 31, 1999    FIRST COMMONWEALTH FINANCIAL CORPORATION

                    By: /s/ Joseph E. O'Dell
                    ------------------------------------
                    Joseph E. O'Dell
                    President and Chief Executive Officer

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